Contact

www.linkedin.com/in/bassett1
(LinkedIn)

Top Skills

Operations Management
Business Transformation
Fundraising

Certifications

Nutanix NPSR
Foundations of HP Storage Solutions - HP0-J73
Business Ethics
Tintri Certified Systems Engineer
Managing Your Sales Process

Ben Bassett

Building something new to help deploy More Solar Faster!

Minneapolis, Minnesota, United States

Summary

CliftonStrengths is the best way I know to explain me in just a few words. Think of it as an early view at a personality test.
Activator - I turn thought into action
Maximizer - Transform something strong into something superb
Adaptability - Roll with change and discover the future one day at a time
Strategic - I find alternate ways to move forward and spot relevant patterns and issues
Analytical - I search for reasons and see the big picture

I bet big on partners and ecosystems because Trust is the new Data.

Podcast appearances:
https://www.allbound.com/resource-center/the-partner-channel-podcast-season-2-episode-24/

Highlight reel:
Delivered 52.9% of all net new revenue in 2021; through channel partnerships
100% to annual quota in 2019
127% to annual quota in 2017; Quota: $7.5MM delivered $9.954MM
Led a non-profit to achieve 150% of fundraising goal

Experience

Blu Opportunity
Chief Operating Officer
October 2022 - Present (1 year 4 months)

Define and build residential solar financing company from ground up
Strategic and Operational Leadership in collaboration with CEO and ownership group
Direct and work closely with Marketing, Product, Compliance, Audit
Oversee employee productivity

Build inclusive and diverse workplace

Design and implement all workflows, plans, and operations

Assess efficacy of all operations; collaborate on improvements

Manage relationships with partners and vendors

EOS Implementer

Bassett Consulting

Owner/Principal

June 2020 - Present (3 years 8 months)

Partnership Leaders

Member

November 2020 - November 2023 (3 years 1 month)

Partnership Leaders is the community where teams building partner and ecosystem orgs at the top technology and service companies around the world come to share insights, learn, and grow.

Made up of 1,200+ of the top partnerships, alliance and business development professionals globally - membership in Partnership Leaders is a catalyst for personal and professional success.

visit www.partnershipleaders.com to learn more

Paystand

1 year 10 months

Senior Manager, Channels and Alliances

September 2021 - October 2022 (1 year 2 months)

Lead team of people to deliver on quota attainment. Open new ecosystem alliances through collaboration with Product, Solutions, Finance, and Partners; while ensuring existing channels continue to produce.

-As IC, Player-Coach, and Manger grew Channel sourced revenue over 200%; from $915,112 in 2020 to $2,003,397 in 2021

-Channel sourced revenue accounted for 52.9% overall net new company revenue in 2021

-Average deal size increased 32%.

-Developed Partner Implementation Program

NetSuite Channel Manager

January 2021 - September 2021 (9 months)

Recruit, Develop, Enable, NetSuite ecosystem partners to deliver AR automation and #NoFee payment rail to joint customers.

First 3 months 161% to quota; 24 net new partners; 41 leads (11 from new partners 30 from existing)

Quantum

Channel Manager

March 2019 - July 2020 (1 year 5 months)

United Language Group

Global Manager Partners and Alliances

June 2018 - April 2019 (11 months)

Minneapolis, Minnesota

Connection

Inside Solution Architect

January 2014 - June 2018 (4 years 6 months)

Exton, PA

Supported 63 reps across 5 sales teams.

$9.95MM shipped in 2017

Achieved 83% margin growth YOY from 2014-2015

Epicor Software Corp

Hardware Solutions Sales

January 2011 - January 2014 (3 years 1 month)

Education

Minnesota State University, Mankato

Bachelor of Science - BS, Applied Leadership · (2019 - 2020)

Minnesota State University, Mankato

Bachelor of Science - BS, Economics · (1999 - 2002)